Spero Therapeutics, Inc.

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

December 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph McCann

RE:	Spero Therapeutics, Inc.

Registration Statement on Form S-3 File No. 333-228661

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Spero Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-228661), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m., Washington, D.C. time on December 11, 2018, or as soon as possible thereafter.

The Company hereby authorizes Matthew J. Gardella, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Gardella at (617) 348-1735 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Gardella.

Very truly yours, SPERO THERAPEUTICS, INC.

/s/ Joel Sendek
Joel Sendek Chief Financial Officer

cc:	Spero Therapeutics, Inc.

Ankit Mahadevia, M.D., President and Chief Executive Officer

Stephen Garbacz, Senior Vice President, Finance and Operations

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella, Esq.

Lewis J. Geffen, Esq.

Matthew Tikonoff, Esq.